Exhibit 99.1

Westport Launches New Combustion Technology with Volvo Cars

~ New System Available on 2016 Drive-E Family Engines ~

VANCOUVER, March 11, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles,  today announced the introduction of Westport's new combustion technology in Volvo Car Company's new Drive-E powertrain bi-fuel engine.

Volvo Cars is the first OEM to feature the new Westport system. It will be used on on Volvo's new two-litre, direct injection, four-cylinder Drive-E powertrain family, which will be available on the Volvo V60 and V70 2016 models.

Part of the Volvo Engine Architecture family - ranked as one of the best engine families in the world - this engine offers 245 HP and 350NM in torque and emissions as low as 40g CO2/km (according to the Swedish Transport Administration's calculation method  for BIOGAS), and is expected to be one of the greenest, most powerful natural gas engines in the world.

"This new powertrain consisting of Volvo's new Drive-E petrol engine paired with Westport's gas technology in a highly efficient bi-fuel engine, will offer customers a very competitive combination of high performance and low emissions," said Anders H. Gustavsson, Vice President VLM Special Products, Volvo Car Group.

Westport expects most customers will seek bi-fuel operation today with high performance gasoline direct injection coupled with Westport's new natural gas combustion technology.

"Westport has provided a turnkey solution that includes technology research and development, production, installation and market support," said Anders Johansson, Managing Director, Westport Sweden. "As gasoline engines evolve, it is critical that OEMs offer natural gas versions of these engines that retain the expected performance while providing the environmental and economical benefits of compressed natural gas."

Currently the Volvo Bi-Fuel has been sold only in Sweden, however Westport is open to introducing this model in other EU markets depending on customer demand.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the qualities and performance of the Volvo engines described herein, desires of customers for bi-fuel operation and the longer term market shift, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy,  governmental policies and regulation, technology innovations, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Capital Markets & Communications
Westport
T: 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 11-MAR-15